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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NEWMARK GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

125 PARK AVENUE

Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒[1]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to address a question that has recently arisen during the preparation of its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) relating to certain non-cash compensation for restricted partnership units with post-termination amounts. The accrued liability related to future equity-based post-termination compensation payments is currently expected to be reflected in the Registrant’s Annual Report as $39.9 million as of December 31, 2022. The 2021 year-end balance was $38.5 million. These amounts are principally reflected in “Other long-term liabilities” on the Registrant’s balance sheet as attached to its financial results press release dated February 16, 2023 (the “Press Release”). A full description of the Registrant’s limited partnership units is reflected in note 30(a) to the consolidated financial statements as “Estimated fair value of the post-termination payout” in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021.

Accordingly, the Registrant is unable to file its Annual Report by the prescribed due date without unreasonable effort or expense and expects that the Annual Report will be filed as soon as practicable and prior to the fifteenth calendar day following the prescribed due date. The Registrant does not currently expect the results of this review to have a material impact on its financial condition, results of operations or prospects as disclosed in its Press Release, nor does it anticipate it will result in a restatement of its prior financial results or result in a material change to its accounting policies or internal controls; however, no such assurances can be given at this time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael J. Rispoli	212	372-2000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Press Release announced the Registrant’s financial results for the year ended December 31, 2022, and was included as an exhibit to the Registrant’s Current Report on Form 8-K furnished by the Registrant to the Securities and Exchange Commission on February 16, 2023. Information about the Registrant’s financial results for the year ended December 31, 2022 compared to the year ended December 31, 2021 was included in the Press Release.

Discussion of Forward-Looking Statements about Newmark Group, Inc.

Statements in this notification on Form 12b-25 regarding Newmark Group, Inc. that are not historical facts are “forward-looking statements” that involve risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements. These include statements about the effects of the COVID-19 pandemic on the Company’s business, results, financial position, liquidity and outlook, which may constitute forward-looking statements and are subject to the risk that the actual impact may differ, possibly materially, from what is currently expected. Except as required by law, Newmark Group, Inc. undertakes no obligation to update any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Newmark Group, Inc.’s Securities and Exchange Commission filings, including, but not limited to, the risk factors and Special Note on Forward-Looking Information set forth in these filings and any updates to such risk factors and Special Note on Forward-Looking Information contained in subsequent reports on Form 10-K, Form 10-Q or Form 8-K.

NEWMARK GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2023	By	/s/ Michael J. Rispoli
Michael J. Rispoli Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[1]	Note that if it is anticipated that the Form 10-K will not be filed by March 16, 2023, this box should not be checked.